Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Scott M. Hand Chairman and Chief Executive Officer

(416) 361-7667 Telephone (416) 361-7734 Facsimile Email: shand@inco.com

May 14, 2005
To fellow Inco employees:
     This weekend, our Board of Directors made the decision to increase our friendly acquisition offer for Falconbridge by Cdn. $5.00 per share.
     Why have we increased our offer? Because metal prices have changed dramatically since we first announced our offer, and as a result Falconbridge’s operations have delivered more value and generated more cash, particularly in their copper business. Given this reality, we realized that for Falconbridge shareholders to tender their shares, we had to improve our offer.
     I don’t have to tell you that this has been a week of big news for Inco. On Monday May 8th, Teck Cominco announced a hostile takeover bid for Inco. Our Board of Directors is still waiting to receive Teck’s formal offer and we will comment in due course, but I would like to stress that this offer does not change one bit the way we feel about the combination of Inco and Falconbridge and we stated that strong position to the public in our press release over the weekend.
     In fact, the Inco team and our Board are more convinced than ever that combining Inco and Falconbridge is the best deal for Inco and its shareholders. I still believe that this combination is great for the people of Inco and Falconbridge. This combination is not about getting big for the sake of getting big. It is about creating a great company and creating real value. This isn’t just the best value-creating alternative for our shareholders — it’s probably the best value creating acquisition in the mining industry. It’s the right deal with the right company!
     We continue to work with the U.S. Department of Justice and the European Commission on the regulatory front and we believe we’ll be able to address competitive concerns with a remedy that will be acceptable to Inco, Falconbridge and the regulatory agencies. We currently expect that process to conclude near the end of June or mid-July.
     I realize this is a long process — longer than we’d originally hoped. I also realize that the announcement from Teck has only added new uncertainties for employees.

     I wish I could say we had definite answers to all the questions I know many of you have but unfortunately, at this stage, we don’t. All I can say is that I am working as hard as I can to get the right result for all of us. I will pledge to you that as events unfold, we will keep you informed, and as soon as we have answers to your questions, you will hear them.
     We will be making every effort we possibly can in the coming weeks to see that the Falconbridge deal gets done and will keep you abreast of our progress. During that time, as always, I urge you to keep safety uppermost in everything that you do.
     Thank you for your continued support and for your patience.

Yours truly,

As many of you are shareholders, we are required to include the following legal legend in all of our communications concerning the Falconbridge offer.
Forward-Looking Statements
This communication contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The forward-looking statements included in this letter represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 and Inco’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments. Filings made by Inco with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.